SEC FILE NUMBER
001-36352
CUSIP NUMBER
00972D105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Akebia Therapeutics, Inc.
Full Name of Registrant
n/a
Former Name if Applicable
245 First Street
Address of Principal Executive Office (Street and Number)
Cambridge, Massachusetts 02142
City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.
Akebia Therapeutics, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the period ended June 30, 2023 (the “Form 10-Q”) by the prescribed due date without unreasonable effort or expense because of the circumstances described below.

In the course of preparing its financial statements for the quarter ended June 30, 2023, the Company identified certain accounting errors relating to recording and reporting of return reserves for the Company’s product, Auryxia® (ferric citrate) (collectively, the “Return Reserve Errors”) in financial statements previously filed by the Company with the Securities and Exchange Commission (the “Commission”) for the fiscal years ended December 31, 2022, 2021 and 2020 and the quarter ended March 31, 2023. The Company requires additional time to complete its assessment of its internal control over financial reporting, and to prepare a complete and accurate Form 10-Q for the quarter ended June 30, 2023 due to the Company’s ongoing assessment of the Return Reserve Errors.

The Company does not currently anticipate that the correction of the Return Reserve Errors will impact the Company’s previously issued 2023 Auryxia net product revenue guidance. In addition, based on its current operating plan, the Company believes that its cash resources as of June 30, 2023 will be sufficient to allow the Company to fund its current operating plan through at least the next twelve months from the date of this filing. The Company has based this estimate on assumptions that may prove to be wrong, and the Company could use its available capital resources sooner than it currently expects.

As a result of the foregoing, the Company requires additional time to complete the preparation and review of its financial statements and other disclosures in the Form 10-Q, and to complete its quarterly closing processes and procedures.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	John P. Butler	617	871-2098
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	Given the Company’s ongoing review of the Return Reserve Errors and preparation and review of its financial statements and other disclosures in the Company’s Form 10-Q for quarter ended June 30, 2023, the Company is not in a position at this time to compare results of operations for the fiscal quarters ended June 30, 2022 and June 30, 2023, and therefore cannot provide reasonable estimates of any potential change in results of operations at this time.

Forward Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 relating to the Company’s expectations regarding the timing of filing the Form 10-Q and the Company’s ongoing review of its financial statements. Actual events or results may differ materially from those in the forward-looking statements set forth herein. Factors that could cause actual events to differ materially from those in the forward-looking statements include, but are not limited to, the risk that additional information may arise in the process of completing the review or audit of any revised financial statements that would require the Company to make additional or different adjustments, the time, effort and expense required to complete any corrections in the Company’s financial statements, and the other risks described more fully in the Company’s filings with the Commission. The Company is under no obligation to, and expressly disclaims any obligation to, update or alter these forward-looking statements, whether as a result of new information, future events or otherwise after the date of this filing except as may be required under applicable securities law.

Akebia Therapeutics, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 10, 2023	By:	/s/ John P. Butler
	Name:	John P. Butler
	Title:	President and Chief Executive Officer
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).